

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

Timothy Clark
Chief Financial Officer
SportsTek Acquisition Corp.
2200 S. Utica Place
Suite 450
Tulsa, OK 74114

   Re: SportsTek Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed November 10, 2022
    File No. 001-40062

Dear Timothy Clark:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Lijia Sanchez